SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 29, 2007

By:  /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

INTERTAPE POLYMER ANNOUNCES NEW BOARD OF DIRECTORS, TERMINATION OF ARRANGEMENT AGREEMENT

Montreal, Quebec and Bradenton, Florida – June 29, 2007 – Intertape Polymer Group Inc. (NYSE, ITP; TSX: ITP.TO) announces that its shareholders elected Eric E. Baker, Melbourne F. Yull and H. Dale McSween to the Board of Directors at an annual and special meeting of the corporation held yesterday afternoon.

The shareholders of Intertape Polymer also rejected, by a vote of almost 70%, a special resolution with respect to Intertape Polymer’s Plan of Arrangement, providing for the sale of the company.  Intertape Polymer has notified the other parties to the Arrangement Agreement that, as a result, the agreement has been terminated.

At a meeting held immediately after the shareholders’ meeting, the newly-elected Board of Directors appointed Eric E. Baker as Chairman of the Board and Melbourne F. Yull as Executive Director of Intertape Polymer.  The Board of Directors also appointed George J. Bunze to the Board of Directors, pursuant to the company’s Articles, so that the Board consists of Eric E. Baker, Melbourne F. Yull, H. Dale McSween and George J. Bunze.

Eric E. Baker, the newly-appointed Chairman of the Board said: “We thank the many shareholders who voted at the meeting.  Their message is clear.  The new Board of Directors will do everything it can to return Intertape Polymer to a strong financial position.”

“We also wish to thank Dale McSween for agreeing to continue on the Board of Directors” added Mr. Baker.  “Although Dale is no longer Chief Executive Officer, he will provide important continuity during this transition phase for Intertape Polymer.”

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper-based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION CONTACT:

Rick Leckner

MaisonBrison

(514) 731-0000